

09057721

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

A⑤ 3/4

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44252

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _January 1, 2008_ AND ENDING _December 31, 2008_

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Henderson Capital Partners LLC

OFFICIAL USE ONLY
29323
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 Crest Road
(No. and Street)

Piedmont,   California   94611
(City)   _(State)_   _(Zip Code)_

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mary Henderson   (510) 835-0600
    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – if individual, state last, first, middle name)

2977 Ygnacio Valley Road, #460, Walnut Creek, CA 94598

(Address)   _(City)_   _(State)_   _(Zip Code)_

PROCESSED

MAR 1 2 2009

THOMSON REUTERS

Mail Processing Section

FEB 2 6 2009

Washington, DC 100

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___Mary Henderson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Henderson Capital Partners, LLC_____, as of ___December 31_____, 20_08___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Mery Henderson provides a
California drivers License as
proof of ID

_____
Notary Public

_____
Signature

_____
President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HENDERSON CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2008

Cropper Accountancy Corporation
Certified Public Accountants

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, *Mary Henderson*, certify under penalty of perjury, that I have read the foregoing and annexed

financial report and supporting schedule and know the contents thereof; that the same are true and

correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director

thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this _____23ʳᵈ_____ day of ___February___, 2009

at Oakland, California

_____
Mary Henderson, Chief Executive Officer
Henderson Capital Partners, LLC

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Henderson Capital Partners, LLC
Piedmont, California

We have audited the accompanying statement of financial condition of Henderson Capital Partners, LLC as of December 31, 2008 and the related statements of operations, changes in Company equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Henderson Capital Partners, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CROPPER ACCOUNTANCY CORPORATION

February 13, 2009

HENDERSON CAPITAL PARTNERS, LLC
Statement of Financial Condition
December 31, 2008

ASSETS

Cash	$	178,899
Receivable		6,484
Marketable securities, at market value		445,142
Property and equipment		10,879
Accrued interest on investment		3,862
Other assets		13,168
Total Assets	$	658,434

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	6,917
Subtenant lease deposit		6,343
		13,260
Stockholders' equity:		
Common stock, no par value;authorized 10,000 shares;		
issued and outstandings 4,500 shares		45,938
Additional paid-in capital		10,000
Retained earnings		589,236
Total stockholders' equity		645,174
Total Liabilites and Stockholders' Equity	$	658,434

The accompanying notes are an integral part of these financial statements.

HENDERSON CAPITAL PARTNERS, LLC
Statement of Operations
For the Year Ended
December 31, 2008

Revenue	
Gains/loss on investment accounts	$ (18,320)
Other revenue	57,949
Total revenues	39,629
Expenses	
Officer's compensation	79,100
Other employee compensation and benefits	24,422
Regulatory fees and expenses	3,430
Professional fees	31,861
Rents and leases	61,953
Other expenses	88,937
Total expenses	289,703
Income before income taxes	(250,074)
Income taxes	585
Net income	$ (250,659)

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Company Equity
For the Year Ended
December 31, 2008

| | Common Stock | | Additional Paid-in | Retained | |
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2008	4,500	$ 45,938	$ 10,000	$ 959,895	$ 1,015,833
Stockholder's distribution	-	-	-	(120,000)	(120,000)
Net income	-	-	-	(250,659)	(250,659)
Balance at December 31, 2008	4,500	$ 45,938	$ 10,000	$ 589,236	$ 645,174

The accompanying notes are an integral part of these financial statements.

HENDERSON CAPITAL PARTNERS, LLC
Statement of Cash Flows
For the Year Ended
December 31, 2008

Cash flows from operating activities:	
Net income	$ (250,659)
Adjustments to reconcile net income to net	
cash provided by (used in) operating activities:	
Depreciation expense	772
Net book value of equipment retired	3,217
Unrealized loss (gains) on investment accounts	18,413
Changes in operating assets and liabilities:	
Receivable from broker-dealers and clearing organizations	82,788
Other assets	1,925
Accounts payable and other liabilities	(39,251)
Net cash used in operating activities	(182,795)
Cash flows from investing activities	
Purchase of marketable securities	(152,048)
Proceeds from maturities or sale of marketable securities	420,000
Net cash provided by investing activities	267,952
Cash flows from financing activities:	
Distributions paid	(120,000)
Net cash used in financing activities	(120,000)
Net decrease in cash	(34,843)
Cash at beginning of year	213,742
Cash at end of year	$ 178,899

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business
Henderson Capital Partners, LLC (the "Company"), is registered as a broker and dealer in securities with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Securities Investors Protection Corporation (SIPC), and the Municipal Securities Rulemaking Board (MSRB). The Company specializes in municipal finance, offering municipal bond underwriting services to local and state governments.

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred. Commission revenue and the related commission expense is recorded on the trade date of transactions.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities
Marketable securities are valued at market value. Mark to market accounting is used for purposes of determining unrealized holding gains or losses on security positions in proprietary trading and investment accounts. The securities are sold on a first-in, first-out basis; however, certain securities are inventoried on a specific identification basis. Marketable securities consist of corporate stock and debt securities issued by the State of California and political subdivisions thereof.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using accelerated and straight-line methods over the estimated useful lives of related assets. Leasehold improvements are amortized using the straight-line method over the lesser of the remaining lease terms or the estimated useful lives of the assets.

Depreciation
Furniture and equipment were depreciated on a straight-line basis over five years.

Cash and cash equivalents
The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank and one savings institution with FDIC insurance of up to $250,000 each. An additional deposit was maintained with a clearing broker, which is insured by SPIC.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments including cash, marketable securities and accounts payable, approximate estimated fair value as of December 31, 2008.

Income taxes

The Company is an S Corporation for federal and state income tax reporting purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholder is liable for individual federal income taxes on the Company's taxable income. Generally, the same rules apple for state purposes except that California imposes a tax on S Corporations equal to 1.5% of California taxable income.

2. Marketable Securities

Marketable securities owned consist of trading investment securities at market value, as follows:

	Cost Basis	Unrealized Gain (loss)	Market Value	Par Value
U.S. Treasury Notes	$ 50,441	$ 3,508	$ 53,949	$ 50,000
State and municipal bonds	394,594	(10,814)	383,780	394,594
Corporate stock	3,300	4,113	7,413	N/A
	$ 448,335	$ (3,193)	$ 445,142	

| Accrued interest income | | | $ 3,862 | |

3. Property and Equipment

Property and equipment are summarized by major classifications as follows:

Furniture and equipment	$ 39,973
Computers	39,768
Software	287
Leasehold improvements	3,900
	83,928
Less accumulated depreciation and amortization, net book value	(73,049)
	$ 10,879

4. Borrowings

The Company has a revolving line of credit agreement with a bank. The agreement provides for maximum borrowings of $250,000 through February 1, 2009. Outstanding borrowings bear interest at a rate of two points over the bank's prime rate and are personally guaranteed by the Company's stockholder and secured by substantially all of the assets of the Company. At December 31, 2008, there were no outstanding borrowings.

5. Employee Benefit Plan

The Company adopted a defined contribution retirement plan that covers all full-time employees with three or more years of service. Contributions to the plan are at the discretion of the Board of Directors. Contributions for the year ended December 31, 2008 were $9,100.

6. Commitments

The Company has a purchase commitment for certain securitied on a when, as and if issued basis. In the normal course of business, the Company enteres into underwriting commitment. Transactions relating to such underwriting that were open at December 31, 2008, and were subsequently settled, had no material effect on the financial statements as of the date of sale.

The Company leases office space under an operating lease expiring August 31, 2010. Rent and other lease expense for the year ended December 31, 2008 was $61,953. This includes car lease expense of $1,500 (or 18,000) as well as the sublease rent income, which offset the lease expenses during 2008.

Minimum future rental payments under non-cancellable operating leases having remaining terms in excess of one year as of December 31, 2008 are as follows:

2009	$ 74,730
2010	50,750
	$ 125,480

In September of 2008, a tenant sublease was signed for the Oakland office space. The new tenant will pay rent of $6,169 ($74,730) until August of 2010, which significantly reduces the rent obligation.

7. Concentration

The Company maintains accounts with a securities brokerage firm and a bank. The accounts contain cash and securities. Balances are insured up to $500,000 by the Securities Investor Protection Corporation, with a limit of $100,000 for cash. The bank provides FDIC insurance up to $250,000 cash balance. During the course of business, the bank balances occasionally exceed the FDIC insurance limits.

8. Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December

31, 2008, the Company had net capital of $593,236, which was $493,236 in excess of the its required net capital of $100,000. The Company's net capital ratio was 0.022 to 1.

9. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

SUPPLEMENTARY INFORMATION

HENDERSON CAPITAL PARTNERS, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2008

Stockholders' equity		$ 645,174	

Assets not allowed for net capital purposes:

Property and equipment	$	10,879		
Receivable from non-customers		6,484		
Other assets and accrued interest		17,030	(34,393)	
Haircuts on marketable securities			(17,545)	
Net Capital, as defined			593,236	A

Minimum net capital required:
($100,000 or 1/15 of aggregate indebtedness of $13,260)   100,000

Net capital in excess of requirement		$ 493,236	
Aggregate Indebtedness (total liabilities)		$ 13,260	B
Ratio of aggregate indebtedness (B) to net capital (A)		.02 to 1	

Reconcilation of above net capital to FOCUS Report filed:

		Net Capital		Aggregate Indebtedness	Ratio
Focus Report as filed	$	592,793	$	14,637	.025 to 1
Reduction in accounts payable		1,377		(1,377)	
Increase in haircuts in assets		(934)		-	
Amounts reflected above	$	593,236	$	13,260	.022 to 1

Allowable ratio	15 to 1

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Henderson Capital Partners, LLC
Oakland, California

In planning and performing our audits of the financial statements and supplemental schedule of Henderson Capital Partners, LLC (the "Company"), for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control* deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant* deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members and management of the Company, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CROPPER ACCOUNTANCY CORPORATION

February 13, 2009

END